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                           Filed By:          MountainBank Financial Corporation

                           Subject Company:   First Western Bank

                           Date:              October 4, 2001

         Pursuant to Rule 425 under the Securities Exchange Act of 1934

     THE FOLLOWING IS A JOINT PRESS RELEASE ISSUED BY MOUNTAINBANK FINANCIAL CORPORATION AND FIRST WESTERN BANK ON OCTOBER 4, 2001


                                  NEWS RELEASE

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
Date:    Thursday, October 4, 2001

Contact: J. W. Davis                              Ronald E. Deyton
         President and Chief Executive Officer    President and Chief Executive Officer
         MountainBank Financial Corporation       First Western Bank
         (828) 693-7376                           (828) 682-7744
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Release Date: For Immediate Release

           MOUNTAINBANK FINANCIAL CORPORATION AND FIRST WESTERN BANK
                      ANNOUNCE SIGNING OF MERGER AGREEMENT

     HENDERSONVILLE and BURNSVILLE, N.C., October 4 / PR Newswire / -- The Boards of Directors of MountainBank Financial Corporation (OTC Bulletin Board:
MBFC; parent company of MountainBank), Hendersonville, North Carolina and First Western Bank (NASDAQ SmallCap: FWBN), Burnsville, North Carolina announced today that final terms for the merger of the two companies had been reached and that a merger agreement has been completed and executed by the two companies. The merger is subject to approval by regulators and First Western Bank's shareholders. It is expected that the merger will be completed by year end.

SOURCE:  MountainBank Financial Corporation and First Western Bank

             ______________________________________________________

     This press release does not constitute an offer of any securities for sale.

     The proposed transaction will be submitted to the stockholders of First Western Bank ("First Western") for their consideration. MountainBank Financial Corporation ("MFC") will file a registration statement, a prospectus (which will be combined with First Western's proxy statement) and other related documents with the SEC, and First Western will file its proxy statement (which will be combined with MFC's prospectus) and other related documents with the FDIC, concerning the proposed transaction. First Western's stockholders are urged to read the registration statement and the combined proxy statement/prospectus, as well as any amendments or supplements to those documents and any other filings containing information about MFC or First Western, because they will contain important information. When they are filed, you will be able to obtain a free copy of the registration statement and combined proxy statement/prospectus as filed by MFC, as well as other filings containing information about MFC, at the SEC's Internet site (http://www.sec.gov). When filed, you will be able to obtain a copy of the

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combined proxy statement/prospectus as filed by FirstWestern, as well as other filings containing information about First Western, by contacting the FDIC at its Registration, Disclosure and Securities Operations Unit, 550 17th Street, N.W., Room F-6043, Washington, D.C., telephone (202) 898-8913. Copies of the combined proxy statement/prospectus and any SEC filings that will be incorporated by reference in the combined proxy statement/prospectus, also can be obtained, without charge, by directing a request to the President, MountainBank Financial Corporation, 201 Wren Drive, Hendersonville, N.C. 28792, telephone (828 693-7376), or to the President, First Western Bank, 600 West Bypass, Burnsville, North Carolina 28714, telephone (828 682-1115).

     This news release contains forward-looking statements. Such statements are subject to certain factors that may cause the company's results to vary from those expected. These factors include changing economic and financial market conditions, competition, ability to execute our business plan, items already mentioned in this press release, and other factors described in our filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's judgment only as of the date hereof. The company undertakes no obligation to publicly revise these forward-looking statements to reflect events and circumstances that arise after the date hereof.

     First Western and MFC, and their respective directors and executive officers may be deemed to be "participants" in the solicitation of proxies from the stockholders of First Western in connection with the proposed merger. Information about the directors and executive officers of First Western and their ownership of its common stock is set forth in the proxy statement, dated March 13, 2001, for First Western's 2001 annual meeting of stockholders, as filed with the FDIC. Information about the directors and executive officers of MFC and their ownership of its common stock is set forth in the proxy statement, dated April 27, 2001, for MFC's 2001 annual meeting of stockholders, as filed with the SEC on Schedule 14A. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.


                              +++End of Release+++